Exhibit 21.1
Subsidiaries of Armstrong Flooring, Inc.
December 31, 2017

The following is a list of subsidiaries of Armstrong Flooring, Inc., omitting certain subsidiaries, which, when not considered in the aggregate, but as a single subsidiary, would not constitute a significant subsidiary.

U.S. Subsidiaries	Jurisdiction of Incorporation
Armstrong Wood Products, Inc.	Delaware
Armstrong Hardwood Flooring Company	Tennessee

Non-U.S. Subsidiaries	Jurisdiction of Incorporation
Armstrong (China) Investment Co. Ltd.	China
Armstrong Flooring Hong Kong Limited	Hong Kong